July 22, 2005

Mail Stop 4561
Paul D. Tobias
Chairman and Chief Executive Officer
Mackinac Financial Corp.
130 South Cedar Street
Manistique, Michigan 49854

> **Re:** **Mackinac Financial Corp.**
> **Form 10-K for the period ended December 31, 2004**
> **File No. 0-20167**

Dear Mr. Tobias:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Donald Walker
Senior Assistant Chief Accountant